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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 1)

					 HIBERNIA FOODS PLC
					   (Name of Issuer)

			     Ordinary Shares, IRL .07 Par Value
				(Title of Class of Securities)

					      428660104
					   (CUSIP Number)

							*
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					   March 26, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 428660104						Page 2 of 11 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	GRUBER & McBAINE CAPITAL MANAGEMENT, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
	(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CALIFORNIA
---------------------------------------------------------------------------
     NUMBER OF	7	SOLE VOTING POWER
	 SHARES		0
   BENEFICIALLY	--------------------------------------------------
	OWNED BY	8	SHARED VOTING POWER
	  EACH		2,057,221
    REPORTING	--------------------------------------------------
	 PERSON	9	SOLE DISPOSITIVE POWER
	  WITH		0
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				2,057,221
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,057,221
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	22.6%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO
---------------------------------------------------------------------------
		*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 428660104						Page 3 of 11 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	JON D. GRUBER
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
	(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES
---------------------------------------------------------------------------
     NUMBER OF	7	SOLE VOTING POWER
	 SHARES		46,000
   BENEFICIALLY	--------------------------------------------------
	OWNED BY	8	SHARED VOTING POWER
	  EACH		2,057,221
    REPORTING	--------------------------------------------------
	 PERSON	9	SOLE DISPOSITIVE POWER
	  WITH		46,000
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				2,057,221
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,103,221
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	23.1%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
---------------------------------------------------------------------------
		*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 428660104						Page 4 of 11 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	J. PATTERSON McBAINE
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
	(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES
---------------------------------------------------------------------------
     NUMBER OF	7	SOLE VOTING POWER
	 SHARES		0
   BENEFICIALLY	--------------------------------------------------
	OWNED BY	8	SHARED VOTING POWER
	  EACH		2,057,221
    REPORTING	--------------------------------------------------
	 PERSON	9	SOLE DISPOSITIVE POWER
	  WITH		0
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				2,057,221
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,057,221
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	22.6%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
---------------------------------------------------------------------------
		*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 428660104						Page 5 of 11 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	THOMAS LLOYD-BUTLER
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
	(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES
---------------------------------------------------------------------------
     NUMBER OF	7	SOLE VOTING POWER
	 SHARES		0
   BENEFICIALLY	--------------------------------------------------
	OWNED BY	8	SHARED VOTING POWER
	  EACH		2,057,221
    REPORTING	--------------------------------------------------
	 PERSON	9	SOLE DISPOSITIVE POWER
	  WITH		0
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				2,057,221
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,057,221
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	22.6%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
---------------------------------------------------------------------------
		*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 428660104						Page 6 of 11 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	LAGUNITAS PARTNERS, A California Limited Partnership
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/X /
	(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CALIFORNIA
---------------------------------------------------------------------------
     NUMBER OF	7	SOLE VOTING POWER
	 SHARES		0
   BENEFICIALLY	--------------------------------------------------
	OWNED BY	8	SHARED VOTING POWER
	  EACH		1,174,555
    REPORTING	--------------------------------------------------
	 PERSON	9	SOLE DISPOSITIVE POWER
	  WITH		0
	--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				1,174,555
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,174,555
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	14.0%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
---------------------------------------------------------------------------
		*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No. 428660104						Page 7 of 11 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Ordinary Shares, IRL .07 par value (the "Stock") of Hibernia Foods PLC ("HIB"). The principal executive office of HIB is located at 68 Merrion Square, Dublin 2, Ireland. This statement reflects ownership of Ordinary Shares and Units. Each Unit consists of 1 share of Series A Preferred Stock convertible into Ordinary Shares at $3.60 per share, 10 warrants exercisable for 10 Ordinary Shares at $5.625 per share, and 10 warrants exercisable for 10 Ordinary Shares at $7.50 per share. The share data shown on this statement was calculated as if the Preferred Stock and warrants that comprise the Units had been exchanged into or exercised for Ordinary Shares.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Gruber and McBaine Capital Management, LLC (LLC); Jon D. Gruber
(Gruber); J. Patterson McBaine (McBaine); Thomas Lloyd-Butler (TLB); and Lagunitas Partners, a California Limited Partnership (Lag).

	(b)	The business address of LLC, Gruber, McBaine, TLB and Lag is 50
Osgood Place, Penthouse, San Francisco, CA 94133.

	(c)	LLC is an investment adviser.  Gruber and McBaine are the
Managers of LLC. TLB is a Member of LLC. Lag is an investment limited partnership. LLC is the general partner of Lag.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Gruber, McBaine and TLB are citizens of the United States of
America.

CUSIP No. 428660104						Page 8 of 11 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

Lag			Working Capital			$2,612,063
LLC			Capital Under Management	$1,962,000
Gruber		Personal Funds			$129,500

ITEM 4.	PURPOSE OF TRANSACTION.

The sole purpose of the purchase of the Stock reported herein was and is for investment.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


     Aggregate
   Beneficially
		Owned				Voting Power	Dispositive Power
Name		Number	Percent	Sole	Shared	Sole	Shared

Lag		1,174,555	14.0%		0	1,174,555	0	1,174,555
LLC		2,057,221	22.6%		0	2,057,221	0	2,057,221
Gruber	2,103,221	23.1%	    46,000	2,057,221 46,000	2,057,221
McBaine	2,057,221	22.6%		0	2,057,221	0	2,057,221
TLB		2,057,221	22.6%		0	2,057,221	0	2,057,221


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since February 1, 1998:


		Purchase			Number		Price
Name		or Sale	Date		of Shares		Per Share

Lag		P		3/26/98	955,555		$4.84
LLC		P		3/26/98	716,666		$4.84

These purchases were purchases of Units, rather than Ordinary Shares, and the Number of Shares data in these rows is the number of Ordinary Shares into which the Series A Preferred Shares and warrants that comprise the Units are exchangeable or exercisable. The Price per Share data is the price per such Ordinary Share, derived from the price per Unit and the exercise prices of the warrants included in each Unit.

CUSIP No. 428660104						Page 9 of 11 Pages


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LLC is the general partner of Lag pursuant to a limited partnership agreement. This agreement provides to the general partner the authority, among other things, to invest the funds of Lag in the Stock, to vote and dispose of those securities and to file this statement on behalf of Lag. Also pursuant to this limited partnership agreement, LLC is entitled to fees based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, LLC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days' notice, and provide for fees payable to LLC based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to authority granted to LLC orally and under a Power of Attorney, LLC is authorized, among other things, to invest funds of various relatives and affiliates of Gruber, McBaine and TLB. Such authority may be terminated at any time on notice and there are no fees payable to LLC for those services.

CUSIP No. 428660104						Page 10 of 11 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
(previously filed).

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 18, 1999


/s/ Jon D. Gruber
Jon D. Gruber

J. Patterson McBaine
	By:	GRUBER AND MCBAINE CAPITAL MANAGEMENT, LLC, Attorney-in-Fact

		By:	/s/ Jon D. Gruber
			Jon D. Gruber, Manager

Thomas Lloyd-Butler
	By:	GRUBER AND MCBAINE CAPITAL MANAGEMENT, LLC, Attorney-in-Fact

		By:	/s/ Jon D. Gruber
			Jon D. Gruber, Manager

GRUBER AND McBAINE CAPITAL MANAGEMENT, LLC

	By:	/s/ Jon D. Gruber
		Jon D. Gruber, Manager

LAGUNITAS PARTNERS, L.P.
	By:	GRUBER AND McBAINE CAPITAL MANAGEMENT, LLC, Attorney-in-Fact

		By:	/s/ Jon D. Gruber
			Jon D. Gruber, Manager

CUSIP No. 428660104						Page 11 of 11 Pages



	EXHIBIT A

				AGREEMENT REGARDING JOINT FILING
			     OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Ordinary Shares of Hibernia Foods, plc, an Irish public limited company. For that purpose, the undersigned hereby constitute and appoint Gruber & McBaine Capital Management, a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  March 1, 1996.


GRUBER & McBAINE CAPITAL MANAGEMENT		GRUBER & MCBAINE CAPITAL
							MANAGEMENT INTERNATIONAL


By: /s/ J. Patterson McBaine			By: /s/ J. Patterson McBaine
    J. Patterson McBaine, President		    J. Patterson McBaine, President


/s/ Jon D. Gruber					LAGUNITAS PARTNERS,
Jon D. Gruber					A California Limited Partnership


/s/ Thomas Lloyd-Butler				By: /s/ J. Patterson McBaine
Thomas Lloyd-Butler				    J. Patterson McBaine, President


/s/ J. Patterson McBaine
J. Patterson McBaine


CSR\2217\030\1029559.01